COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

December 13, 2019

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:

Columbia Funds Series Trust I

    Multi-Manager Growth Strategies Fund

    Multi-Manager Total Return Bond Strategies Fund

    Multi-Manager Small Cap Equity Strategies Fund

    Multi-Manager International Equity Strategies Fund

Post-Effective Amendment No. 363 File Nos. 002-99356 / 811-04367

Dear Mr. Cowan:

This letter provides a revised response to Comment 11 received from the Staff of the Securities and Exchange Commission (the Staff) on November 7, 2019 for the above-referenced post-effective amendment filed by and on behalf of Columbia Funds Series Trust I (the Registrant) on behalf of its series, Multi-Manager Growth Strategies Fund, Multi-Manager Total Return Bond Strategies Fund, Multi-Manager Small Cap Equity Strategies Fund, and Multi-Manager International Equity Strategies Fund (each “a Fund” or collectively, “the Funds”). The revised response is outlined below.

PROSPECTUS COMMENTS:

Multi-Manager Total Return Bond Strategies Fund:

Comment 11:

Please consider whether the expected discontinuation of LIBOR is a principal risk for the Fund. If you believe it is not, explain why. Please tailor any such principal risk to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including (1) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and (2) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response:	We have reviewed and determined that the discontinuation of LIBOR is expected to be a principal risk for the Fund and will add appropriate disclosure to the prospectus.

If you have any questions, please contact either me at (212) 850-1703 or Rita Yun at (617) 385-9771.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I